SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549


                                   SCHEDULE 13D
                                   (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 2)

                               AVATEX CORPORATION
                                 -------------
                                 (Name of Issuer)

                                   Common Stock
                         -----------------------------
                         (Title of Class of Securities)

                                  05349F105
                                  ---------
                                (CUSIP Number)

                             Morris F. DeFeo, Jr.
                        Swidler & Berlin, Chartered
                       3000 K Street, N.W., Suite 300
                           Washington, D.C. 20007
                              (202) 424-7500
                              ---------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 20, 1998
                               ---------------
              (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                          (Page 1 of 4 Pages)

                           SCHEDULE 13D/A
------------------------                           -----------------------
CUSIP No.  05349F105                                Page 2 of 4 Pages
------------------------                           -----------------------
--------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS:  Phar-Mor, Inc.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 251466309
---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS                                                 WC
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION              Pennsylvania
------------------------------------------------------------------------------
NUMBER OF              7.  SOLE VOTING POWER:       1,366,300
SHARES BENEFICIALLY    ------------------------------------------------------
OWNED BY EACH          8.  SHARED VOTING POWER:           0
REPORTING             --------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER:  1,366,300
WITH                  --------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER:      0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,366,300
-----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
-----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           9.90%
----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                CO
-----------------------------------------------------------------------------
This Amendment No. 2 ("Amendment No. 2") to Schedule 13D filed by Phar-Mor, Inc., a Pennsylvania corporation ("Phar-Mor"), with respect to the common stock, par value $5.00 per share (the "Common Shares"), of Avatex Corporation, a Delaware corporation (the "Issuer") on May 4, 1998 (the "Statement"), is being filed to correct the "Date of the Event Which Requires Filing of this Statement" as reflected on the cover page of Amendment No. 1 to the Statement filed with the Commission on May 28, 1998 ("Amendment No. 1").

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Phar-Mor purchased a total of 174,600 Common Shares between May 6, 1998 and May 27, 1998 on the New York Stock Exchange as follows:

      Date              Number of Shares         Price per Common Share
      ----              ----------------         ----------------------
     05/06/98                4,300                      $2.3125
     05/18/98               80,000                       2.1734
     05/19/98                9,100                       2.3125
     05/20/98               50,600                       2.3118
     05/21/98               11,800                       2.2500
     05/22/98                7,700                       2.2500
     05/27/98               11,100                       2.1982

Total:                     174,600

All of the funds used to purchase the above-mentioned 174,600 Common Shares were from Phar-Mor's general corporate funds.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number of Common Shares beneficially owned by Phar-Mor is 1,366,300 shares, constituting 9.90% of the Issuer's Common Shares issued and outstanding (based on 13,806,375 Common Shares outstanding based upon the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on February 4, 1998.)

    (b) Phar-Mor has the sole power to vote, to direct the vote of, and to dispose and to direct the disposition of, 1,366,300 Common Shares of the Issuer.

    (c) Since the filing of the Statement, Phar-Mor purchased a total of 174,600 Common Shares of the Issuer, as reported in Item 3 above.

    (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Phar-Mor does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares beneficially owned by Phar-Mor, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



                             Page 3 of 4

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 28, 1998

                                         PHAR-MOR, INC.


                                        By:  /s/ John R. Ficarro
                                           ---------------------------------
                                        Name:    John R. Ficarro
                                             -------------------------------
                                        Title:   Chief Administrative Officer
                                              -------------------------------










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